STAYMENITY, LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
AND FOR THE PERIOD ENDED JULY 31, 2023

	2021	2022	2023
ASSETS			
Cash & Cash equivalents	$ -	$ -	$ -
TOTAL ASSETS	-	-	-
LIABILITIES AND OWNERS EQUITY			
Liabilities			
Accounts payable and accrued expenses	$ -	$ -	$ -
TOTAL LIABILITIES	-	-	-
Members Equity			
Capital Contributions	$ 51,337	$ 115,870	$ 147,377
Members Deficit	(51,337)	(115,870)	(147,377)
TOTAL MEMBERS EQUITY	-	-	-
TOTAL LIABILITIES AND MEMBERS EQUITY	$ -	$ -	$ -